BY EDGAR AND FEDERAL EXPRESS

December 12, 2019

Ms. Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

RE:Parallax Health Sciences, Inc.

Amended Form 10-K for the Fiscal Year ended December 31, 2018

Filed November 26, 2019

File No. 000-52534

Dear Ms. Lam:

By letter dated December 11, 2019, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Parallax Health Sciences, Inc. (the “Company”) with comments to the Company’s Amended Annual Report for the Fiscal Year Ended December 31, 2018, on Form 10-K filed on November 26, 2019 (the “Amended Annual Report”).  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s December 11, 2019 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 5 to the Form 10-K setting forth an amended Annual Report, reflecting changes made in response to the Staff’s comments.  A copy of the amended Annual Report, marked to show changes, is enclosed for your convenience.

In addition to the changes made in response to the Staff’s comments, Amendment No. 5 to the Annual Report reflects some corrections or clarifications to selected passages of the original Annual Report.

Los Angeles:New York:

1327 Ocean Avenue, Suite M28 West 36th Street, 8th Floor

Santa Monica, CA 90401New York, NY 10018

(310) 899-4442

PARALLAX HEALTH SCIENCES, INC.

Parallax Health Management, Inc.  ●  Parallax Behavioral Health, Inc.  ●   Parallax Diagnostics, Inc.  ●   Parallax Communications, Inc.

Parallax Health Sciences, Inc.December 12, 2019

United States Securities and Exchange CommissionPage 2 of 3

Amendment No 4. to the Form 10-K for the fiscal year ended December 31, 2018

Controls and Procedures, page 54

1.We note that you did not disclose management's evaluation of the effectiveness of your disclosure controls and procedures in your amended Form 10-K. Please provide the conclusion of this evaluation as required by Item 307 of Regulation S-K.

COMPANY RESPONSE

The Company has amended the section cited by Staff to properly disclose Management’s report on disclosure controls and procedures, and the ineffectiveness determined at December 31, 2018.

2.Please identify the COSO framework you used to evaluate the effectiveness of your internal control over financial reporting as of December 31, 2018. Refer to Item 308 (a)(2) of Regulation S-K.

COMPANY RESPONSE

The Company has amended the section cited by Staff to provide the edition of the COSO framework being utilized by the Company (2013).

3.In your response to comment two, you indicate that you reviewed the controls and procedures for the interim period ended June 30, 2019 and believe you accurately disclosed the effectiveness of your disclosure controls and procedures. Please tell us how you determined that your disclosure controls and procedures were effective at June 30, 2019 given the material weakness in your internal control over financial reporting. In this regard, we also note your disclosures indicate that there were no changes in your internal control over financial reporting during the six-month period ended June 30, 2019.

COMPANY RESPONSE

Item 4 of the Company’s Form 10-Q for the period ended June 30, 2019, has been amended to properly disclose the ineffectiveness of the Company’s disclosure controls and procedures at June 30, 2019.  In addition, the sub-section entitled “Changes in Internal Control over Financial Reporting” has been amended to disclose the changes made to the Company’s internal controls during the six months ended June 30, 2019, and the cause of the changes. Further, the Company has indicated in its disclosure that, at June 30, 2019, Management is still evaluating the changes to determine their effectiveness.

The Company has also amended its Form 10-Q for the period ended September 30, 2019, to reflect similar changes to Item 4 for that filing period.  Management believes the changes made to the Company’s internal controls at September 30, 2019, were sufficient and running effectively for that time period.

* * *

Apart from the foregoing responses to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Form 10-K, as amended by Amendment No. 5.

Please direct questions regarding this response letter to the undersigned at 404-915-8449.

Very truly yours,

PARALLAX HEALTH SCIENCES, INC.

/s/ Paul R. Arena

Paul R. Arena

Chief Executive Officer

Cc:Craig Arakawa (SEC)

Michael Killoy (SEC)

Pam Howell (SEC)

Peter Hogan, Esq. - Buchalter